[IMPSAT FIBER NETWORKS, INC. LETTERHEAD]

January 12, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel
Assistant Director

Re:	IMPSAT Fiber Networks, Inc. (the “Company”) —
Form 10-K for the Year Ended December 31, 2004 (“Form 10-K”)
Form 10-Q for the Quarter Ended September 30, 2005
File No. 0-29085

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 15, 2005 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filings. We would like to thank the Staff for extending the deadline for filing our response to January 13, 2006. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

Form 10-K for Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations on a segment basis, as required by Section 501.06 of the Codification of Financial Reporting Policies. In this regard, we note that you discuss information regarding revenues for each subsidiary and direct costs for certain subsidiaries within MD&A. Expand this disclosure to discuss your segment measure of profit or loss, which appears to be “operating income (loss)”, for each reportable segment.

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2006

Response: The Company will expand its disclosure to include direct costs, expenses, and operating income (loss) for each of the Company’s significant operating segments.

Note 4. Summary of Significant Accounting Policies, page F-11

Revenue Recognition, page F-13

2. We note your disclosure at page 26 that your customers generally pay an installation charge at the beginning of the contract. Tell us and disclose, in future filings, your revenue recognition policy for these installation fees.

Response: The Company’s revenue recognition policy for installation charges generally is to recognize such revenue upon the completion of the installation of customer premise equipment and the invoicing of such fees to the customers. The Company’s installation revenues totaled $4.7 million for the year ended December 31, 2004 and $4.4 million for the nine month period ended September 30, 2005, or 2.1% and 2.3% of total revenues for the respective periods. The Company’s direct installation costs exceeded installation revenues for the respective periods by $2.7 million and $2.9 million, respectively.

In future filings, the Company will include the following disclosure on its revenue recognition policy pertaining to these installation charges:

Our revenues from installation fees are less than our direct expenses for installation. Therefore, installation fees generally are recognized upon (i) the completion of the installation of customer premise equipment and (ii) the invoicing of such fees to the customer.

3. Based on your disclosure at page 26, which states that you report revenues net of deductions for sales taxes, disclose, in future filings, the nature of these taxes and the amounts that have been netted against revenues for each period presented.

Response: These sales taxes are assessed by the governmental taxing authorities in a number of the countries in which the Company operates as a percentage of gross revenues. As requested, in future filings, the Company will add an explanation to this effect to the disclosure regarding our reporting revenues net of sales taxes, including the amount of such sales taxes for each period presented.

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2006

Note 9. Debt, page F-21

4. We note that you were unable to meet certain financial covenants required for your Senior Secured Notes but that you received a waiver for the applicable period. In this regard, it is unclear to us whether:

•	The waiver at the end of the year had been granted in such a manner that the debt was not callable for the next 12 months as specified in SFAS 78, or

•	How you concluded that it was probable that the company would be able to meet the financial covenants for the next 12 months. Refer to examples 1-5 in EITF 86-30

Addressing the relevant accounting literature, tell us in detail why you believe that the classification of your debt as long-term was appropriate at December 31, 2004.

In addition, we note that you violated a financial covenant again at March 31, 2005 and obtained a waiver through March 31, 2006. Tell us how you applied the guidance in EITF 86-30 in determining that classification of your debt as long-term was appropriate at March 31, 2005.

Response: The circumstances referred to in the Staff’s comments and in the Company’s Form 10-K and its Form 10-Q for the period ended March 31, 2005 relate to IMPSAT Brazil’s Amended and Restated Financing Agreement dated as of March 25, 2003 (the “Financing Agreement”), which, as noted in the Company’s Form 8-K dated August 2, 2005 and the Company’s Form 10-Q for the period ended June 30, 2005, was amended on July 29, 2005 pursuant to a Second Amended and Restated Financing Agreement dated as of July 29, 2005 (the “Amended Financing Agreement”).

Regarding the Form 10-K, as of the balance sheet date of December 31, 2004, IMPSAT Brazil failed to comply with two financial covenants, one requiring a minimum amount of EBITDA as defined in the Financing Agreement (generally, earnings before interest, taxes, depreciation and amortization) (the “EBITDA covenant”) and a second regarding a maximum amount of capital expenditures as a percentage of revenues (the “Cap Ex covenant”), but obtained waivers from the lenders under the Financing Agreement prior to the required filing date of the Form 10-K. As of the December 31, 2004 balance sheet date, IMPSAT Brazil was in compliance with all other financial covenants applicable for the period ended December 31, 2004.

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2006

With respect to the two financial covenants for which IMPSAT Brazil obtained a waiver, one of those covenants, the EBITDA covenant, was only applicable for the years ended December 31, 2003 and December 31, 2004. In granting this waiver, the lenders did not require in connection therewith a minimum EBITDA measure at any subsequent date. With respect to the quarterly Cap Ex covenant, IMPSAT Brazil’s failure to meet that covenant for the quarter ended December 31, 2004 was due to purchases of capital expenditures in the fourth quarter of 2004 as a result of its entry into a single large contract as a result of a successful bidding competition. At December 31, 2004 and at the time of the filing of the Form 10-K, the Company did not believe it probable that IMPSAT Brazil would fail to meet the Cap Ex covenant in any quarterly period during 2005 or thereafter, and IMPSAT Brazil has in fact been in compliance with the capital expenditures covenant for all periods in 2005 under both the Financing Agreement and the Amended Financing Agreement. The Company therefore believes that because the waived EBITDA covenant was no longer applicable as of the end of 2004 and because it was not probable, based on IMPSAT Brazil’s projected capital expenditures for 2005, that IMPSAT Brazil would violate the Cap Ex covenant during 2005, the Company’s treatment of IMPSAT Brazil’s obligations under the Financing Agreement as of December 31, 2004 as non-current was in accordance with EITF 86-30.

At the time that the Company was required to file its Form 10-Q for the first quarter of 2005, the Company determined that IMPSAT Brazil had failed to meet a different covenant that required a minimum ratio of EBITDA to debt service (the “Debt Service Coverage ratio”), for such quarter. The required minimum Debt Service Coverage ratio was 0.51:1, and the actual ratio for the first quarter of 2005 was 0.46:1.

Upon its determination that it had failed to meet the Debt Service Coverage ratio for the first quarter of 2005, but prior to the required date for filing of its Form 10-Q for the period ended March 31, 2005, IMPSAT Brazil obtained a waiver from its lenders of the Debt Service Coverage ratio through and including March 31, 2006, which prospective waiver was disclosed in the March 31, 2005 Form 10-Q. The Company believes that in accordance with SFAS 78 and EITF 86-30, as a result of the prospective waiver granted, the classification of the indebtedness under the Financing Agreement as non-current is proper.

In addition, the Debt Service Coverage ratio was not applicable under the Financing Agreement for periods prior to March 31, 2005, including the year ended December 31, 2004. Therefore, the Company believes that future potential

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2006

noncompliance with the Debt Service Coverage ratio for the purposes of the Form 10-K did not require the classification of the indebtedness under the Financing Agreement as current as of December 31, 2004 as it fell under the circumstances in example 1 of EITF 86-30.

As noted above and disclosed in the Company’s August 2, 2005 Form 8-K and its Form 10-Q for the quarter ended June 30, 2005, IMPSAT Brazil entered into the Amended Financing Agreement on July 29, 2005. As a result of those amendments, IMPSAT Brazil and its lenders have agreed upon modifications to the financial terms and to the financial covenants in that agreement. Since the effective date of the amendments, IMPSAT Brazil has continued to be in compliance with all covenants under the Amended Financing Agreement.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

Item 4. Controls and Procedures, page 19

5. We note your disclosure that “[w]ithin the 90 day period prior to the filing of this Report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange of 1934)” (emphasis added). Please note that filings after August 14, 2003 must comply with the disclosure requirements of revised item 307. That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. For this Form 10-Q and the Forms 10-Q for the quarters ended June 30, 2005 and March 31, 2005, please confirm for us that the evaluation regarding the effectiveness of your disclosure controls and procedures was performed as of the end of the period covered by the report and revise your disclosure in future filings.

Response: We confirm that, as of the end of each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005,

•	an evaluation was carried out by the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2006

Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934), and

•	based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective.

We further confirm that, in connection with its future filings on Form 10-Q and Form 10-K, the Company will evaluate its disclosure controls and procedures as required by Rule 13a-15(b) and make the appropriate disclosures in respect thereof as required by Item 307 of Regulation S-K.

6. We note your disclosure that “[n]o significant changes were made in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation” (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. For this Form 10-Q and the Forms 10-Q for the quarters ended June 30, 2005 and March 31, 2005, please confirm for us that there was no change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Response: We confirm that, as of the end of each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, no change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) had occurred during such quarter that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting. We further confirm that, in connection with its future filings on Form 10-Q and Form 10-K, the Company will make the appropriate disclosures in respect of its internal control over financial reporting required by Item 308 of Regulation S-K.

* * * *

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2006

The Company believes the information included herein addresses the Staff’s comments. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned.

Sincerely,

IMPSAT FIBER NETWORKS, INC.

By:	/s/ Ricardo A. Verdaguer
Ricardo A. Verdaguer
Chief Executive Officer

cc:	Robert S. Littlepage, Accountant
Branch Chief
Melissa Hauber, Staff Accountant